10304 Spotsylvania Avenue
Suite 100
Fredericksburg, Virginia 22408
January 9, 2006

Re:	Collegiate Funding Services, Inc.
Preliminary Proxy Statement and Form of Proxy
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Ladies and Gentlemen:
     Collegiate Funding Services, Inc., a Delaware corporation (the “Company”), hereby files via EDGAR, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary copy of a proxy statement in connection with a special meeting of stockholders of the Company relating to the proposed merger of the Company and Canon Acquisition Corporation, a wholly owned subsidiary of JPMorgan Chase Bank, National Association, together with the related letter to stockholders from the Company’s Secretary and a preliminary copy of the form of proxy. For your convenience, we are sending, by overnight courier, five courtesy copies of the enclosed materials.
     Pursuant to Rule 0-11(c) of the Exchange Act, the Company caused the fee required to be paid with the enclosed materials of $71,013.63 to be deposited into the Company’s account with the Securities and Exchange Commission.
     The Company hereby provides notice pursuant to Rule 14a-6(d) under the Exchange Act that the Company intends to release the enclosed materials in definitive form to its shareholders by January 26, 2006 in order to permit the meeting to be held no later than February 24, 2006, and we would appreciate any assistance the Staff may be able to provide to facilitate such release prior to that date.
     A copy of this letter, together with the enclosed materials, is being delivered to the Nasdaq Stock Market, Inc.
     If you have any questions or comments regarding the enclosed, please call Caroline Gottschalk (212-455-3523) or Elena Centeio (212-455-2585) of Simpson Thacher & Bartlett LLP or the undersigned (540-374-1600 x5393). Please send copies of any communications regarding the enclosed to Caroline Gottschalk and Elena Centeio at 425 Lexington Avenue, New York, NY 10017 (facsimile 212-455-2502) and to the undersigned (facsimile 540-374-2021).

Very truly yours,
/s/ Charles L. Terribile
Executive Vice President, Secretary and
General Counsel

cc: Nasdaq Stock Market, Inc.